Mail Stop 4561


December 16, 2005

Thomas W. Kitchin
Chairman and Chief Executive Officer
Jameson Inns, Inc.
8 Perimeter Center East, Suite 8050
Atlanta, GA  30346-1604

Re:	Jameson Inns, Inc.
      Amendment No. 2 to Registration Statement on Form S-3
Filed December 8, 2005
      File No. 333-128893

Dear Mr. Kitchin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

Business Strategy, page 5

1. We note your response to comment 2. You state in the last paragraph on page 3 that as of September 30, 2005 you owned 16 Signature Inns, including the two Signature Inns which are held for sale. You also state in the third paragraph under this heading that you have designated 17 Signature Inns for conversion. It appears that you are converting more Signature Inns than you own. Please revise to clarify.

Undertakings

2. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.




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      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 551-3428 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:	Lynnwood R. Moore, Jr., Esq. (via facsimile)


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Thomas W. Kitchin
Jameson Inns, Inc.
December 16, 2005
Page 3